Filed by DoorDash, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Wolt Enterprises Oy

Commission File No.: 001-39759

The following communications regarding DoorDash’s proposed acquisition of Wolt Enterprises Oy (“Wolt”) were first made available or sent on November 9, 2021.

Team email & Slack

Subject: Where we go from here

Hi all,

It’s now just about 11 p.m. in Helsinki as I put the finishing touches to this message and hit send to all of you. A few moments ago we announced what could be considered one of the most important events in the history of Wolt. By the time you read this message you might have already heard about it in the news, or you might learn about this for the first time reading this note. I’m really sorry for not being able to give you a heads-up as ultimately the laws for public companies dictate when we’re allowed to talk about this with the whole team.

Let me get you up to speed.

I feel incredibly humbled and proud to share that we decided to partner up with DoorDash to build what we believe could be the leading company in the world in our industry. As a part of this approximately €7 billion all-stock transaction, DoorDash will acquire Wolt, meaning that all of our shareholders, whether investors or employees, will continue as shareholders of DoorDash. For us, this means that we will continue our journey both as Wolt and as a part of DoorDash. We’ll become a part of a larger family as we’re joined by DoorDash’s international markets after closing, with me looking after our combined international operations.

This genuinely comes as a surprise, even to me.

I’m sure this comes as a massive surprise to most of you (myself included). A little over a month ago, before we kicked off this process, I couldn’t have imagined I’d be writing a message like this. Those of you who have exercised stock options and are shareholders know that we decided just last week in our extraordinary general meeting to approve the preparations for our most significant financing round to date. We ultimately had two amazing options on the table, making this one of the most difficult decisions I’ve also had to make in my life.

When Tony Xu, co-founder & CEO of DoorDash, reached out to me and said that he’d like to talk, I didn’t really think too much of it. I’ve always been interested in getting to know other players in our industry, to learn from them and to share best practices. Tony and I’ve known each other for years, albeit not that closely as we mainly operate in different parts of the world. As we met and talked with each other and our teams, we came to realize how similar our two companies and cultures are. We’ve both been shaped by challenging circumstances and overfunded competitors, having to make due with much less and find advantage in being smart in how we set up our product, technology and operations.

Ultimately, this was just the right thing for us.

DoorDash has built an amazing business in a few carefully selected countries. From product to operations, they have gone extremely deep into how to run their business at an incredible scale. Meanwhile, coming from the small country of Finland, we’ve had to master the art of expansion. Known for our capital efficiency, we’ve expanded to 23 countries and provided a truly local yet world-class service for our customers and partners.

Together we have the opportunity to build one of the most significant global players in our industry. And while I’ve always been excited about building Wolt into a global leader on our own, I would be lying if I said that creating something with an even bigger global impact wouldn’t be something I’d love to do.

Finally, following weeks of discussions and after getting to know each other really well, we concluded that this was just the right thing for both of our companies to do. And that brings us here.

This is the start to something new and exciting for our entire team.

In case you’re wondering, I’m not going anywhere. This is only the beginning for Wolt’s business, and for our journey together. I’m genuinely excited about the road ahead.

In DoorDash, we will have a partner with a very long-term perspective to build together a significant international business in the years and decades to come. In overlapping markets, we will continue as is. For new markets, we’ll continue our plans to expand. We can choose whether to launch as either Wolt or DoorDash, based on what makes sense for each market. We are really committing to one thing and one thing only: optimizing for success. We’re both very low-ego cultures, and ultimately this will be about figuring out what allows us to create the biggest possible impact in the years to come.

The important things stay the same.

We got here because of how we’ve built the company, and if anything, this means that we need to stick to our ways of being customer obsessed, balancing growth and efficiency, being frugal and keeping our two feet on the ground while aspiring to build something that can be the best in the world. No one’s boss will change (well, except mine, as I’ll start reporting to Tony after the deal is officially closed). Wolt’s name, color, brand, product, technology, team, central functions and markets will all continue as is. We’ll continue our journey forward both as Wolt and as a part of DoorDash. In many ways we’ll be the same, but more.

There’s so much more to this, but this is already a really long message, and it’s getting really late here so I look forward to speaking with you tomorrow in our Monthly call. We’ll also schedule another session for those who are not able to make it then. If you have questions already in mind, please send those my way here and I’ll try to address as many of them as possible on our call.

As a final note, a heartfelt thank you to each and every one of you. Without all of your hard work and dedication we would not be here today. Thank you.

Remember, this has only been the start.

Miki

Ps. For further details about the transaction, which is expected to close in the first half of 2022, take a look at the joint press release at press.wolt.com.

Please also read the guidelines that will be shared on Slack shortly on what to take into account if sharing the news on social media. With DoorDash being a publicly listed company, there are a few things that we need to be mindful of so let’s rather be safe than sorry with this.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern the proposed transaction and our expectations, strategy, plans or intentions regarding it. Forward-looking statements in this communication include, but are not limited to, (i) expectations regarding the timing, completion and expected benefits of our proposed acquisition of Wolt Enterprises Oy (“Wolt”), (ii) plans, objectives and expectations with respect to future operations, stakeholders and the markets in which we, Wolt and the combined company will operate, and (iii) the expected impact of the proposed transaction on the business of the parties. Expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending acquisition of Wolt, including the failure to obtain, or delays in obtaining, required regulatory approvals, the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all and costs and expenses associated with failure to close; costs, expenses or difficulties related to the acquisition of Wolt, including the integration of the Wolt’s business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with our and/or Wolt’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to us and/or Wolt; inability to retain key personnel; changes in legislation or government regulations affecting us or Wolt; developments in the COVID-19 pandemic and resulting business and operational impacts on us and/or Wolt; and economic, financial, social or political conditions that could adversely affect us, Wolt or the proposed transaction. For additional information on other potential risks and uncertainties that could cause actual results to differ from the results predicted, please see our Annual Report on Form 10-K for the year ended December 31, 2020 and subsequent Form 10-Qs or Form 8-Ks filed with the Securities and Exchange Commission (the “SEC”). All information provided in this communication is as of the date of this communication and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable, and information available to us, as of such date. We undertake no duty to update this information unless required by law.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information Will be Filed with the SEC

DoorDash will file with the SEC a registration statement on Form S-4, which will include a prospectus of DoorDash. INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DOORDASH, WOLT, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors will be able to obtain free copies of the registration statement and other documents filed with the SEC through the website maintained by the SEC at www.sec.gov and on DoorDash’s website at ir.doordash.com.

Blog version

Wolt to join forces with DoorDash

Just a few moments ago, we announced what could be considered one of the most important events in the history of Wolt. I feel incredibly humbled and proud to share that we’ve just signed an agreement and decided to combine with DoorDash to build a company that we believe has the opportunity to become the leader in the world in our industry. As a part of this approximately €7 billion all-stock transaction, DoorDash will acquire Wolt, meaning that all of our shareholders, whether investors or employees, will continue as shareholders of DoorDash. For us, this means that we will continue our journey both as Wolt and as a part of DoorDash, with me looking after our combined international operations.

This genuinely comes as a surprise, even to me

I’d imagine this comes as a surprise to many. A little over a month ago, before we kicked off this process, I did not imagine I’d be writing this blog post. So what is happening now and why?

When Tony Xu, co-founder & CEO of DoorDash, reached out to me and said that he’d like to talk, I didn’t really think too much of it. I’ve always been interested in getting to know other players in our industry, to learn from them and to share best practices. Tony and I have known each other for years, albeit not that closely, as we mainly operate in different parts of the world. As we met and talked with each other and our teams, we came to realize how similar our two companies and cultures are. We’ve both been shaped by challenging circumstances and overfunded competitors, having to make do with much less and find advantage in being smart in how we set up our product, technology and operations.

More importantly, we realized what we could build together.

Together, Wolt and DoorDash can become a global leader

DoorDash has built an amazing business in a few carefully selected countries. From product to operations, they have gone extremely deep into how to run their business at an incredible scale. Meanwhile, coming from the small country of Finland, we’ve had to master the art of expansion. Known for our capital efficiency, we have expanded to 23 countries and provided a truly local yet world-class service for our customers in each of our markets.

Together we can build one of the most significant global players in our industry. And while I’ve always been excited about building Wolt into a global leader on our own, together we can accomplish something more.

Finally, following weeks of discussions and getting to know each other we concluded that this is the right thing for both of our companies to do. And that brings us here.

Wolt will continue as we are, doing what we do best

In case you’re wondering, I’m not going anywhere. This is only the beginning for Wolt, and naturally this is the starting point for what we can build together with DoorDash. I’m genuinely excited about the road ahead.

In DoorDash, we will have a partner with a very long-term perspective to build together a significant international business in the years and decades to come. We are really committing to one thing: optimizing for success. We’re both very low-ego cultures, and ultimately this will be about figuring out what allows us to create the biggest possible impact in the years to come.

We got here because of the way we’ve built the company, and if anything, this means that we need to stick to our ways of being customer obsessed, balancing growth and efficiency, being frugal and keeping our two feet on the ground while aspiring to build something that’s truly best in the world. Wolt’s name, colour, brand, product, technology, team, central functions and markets will all continue as is. We’ll continue our journey forward both as Wolt and as a part of DoorDash. In many ways we’ll be the same, but more.

This has only been the start.

For further details about the transaction, which is expected to close in the first half of 2022, take a look at the joint press release at press.wolt.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern the proposed transaction and our expectations, strategy, plans or intentions regarding it. Forward-looking statements in this communication include, but are not limited to, (i) expectations regarding the timing, completion and expected benefits of our proposed acquisition of Wolt Enterprises Oy (“Wolt”), (ii) plans, objectives and expectations with respect to future operations, stakeholders and the markets in which we, Wolt and the combined company will operate, and (iii) the expected impact of the proposed transaction on the business of the parties. Expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending acquisition of Wolt, including the failure to obtain, or delays in obtaining, required regulatory approvals, the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all and costs and expenses associated with failure to close; costs, expenses or difficulties related to the acquisition of Wolt, including the integration of the Wolt’s business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with our and/or Wolt’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to us and/or Wolt; inability to retain key personnel; changes in legislation or government regulations affecting us or Wolt; developments in the COVID-19 pandemic and resulting business and operational impacts on us and/or Wolt; and economic, financial, social or political conditions that could adversely affect us, Wolt or the proposed transaction. For additional information on other potential risks and uncertainties that could cause actual results to differ from the results predicted, please see our

Annual Report on Form 10-K for the year ended December 31, 2020 and subsequent Form 10-Qs or Form 8-Ks filed with the Securities and Exchange Commission (the “SEC”). All information provided in this communication is as of the date of this communication and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable, and information available to us, as of such date. We undertake no duty to update this information unless required by law.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information Will be Filed with the SEC

DoorDash will file with the SEC a registration statement on Form S-4, which will include a prospectus of DoorDash. INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DOORDASH, WOLT, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors will be able to obtain free copies of the registration statement and other documents filed with the SEC through the website maintained by the SEC at www.sec.gov and on DoorDash’s website at ir.doordash.com.